PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbm-NYSE Amex	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

NYSE MKT Exchange Symbol - PBM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Clarifies Information about the Morrison Lake Sockeye Salmon

Vancouver BC,  November 8, 2012:  The Company would like to clarify some information in regards to the Salmon population in Morrison Lake.

The Morrison Copper/Gold Project is not located within the Skeena River headwaters.  The headwaters of the Skeena River are a subalpine basin in northern BC adjacent to Spatsizi Wilderness Park.  The Morrison Copper/Gold Project is located at the most eastern edge of the Skeena watershed, 160 kilometers from the Skeena River, 65 kilometers east of Smithers, BC, adjacent to Morrison Lake.  The Morrison Lake drains via the Morrison River into the north-eastern arm of the Babine Lake, a 175 kilometers long lake.  The Babine Lake drains via the Babine River, a 100 kilometers long river, which originates at the top of the north-western arm of Babine Lake, and is a tributary to the Skeena River.

The Project footprint, which is 25 square kilometers represents 0.046% of the of the Skeena River watershed which is 54,400 square kilometers.  The direct disturbance would be 11.40 square kilometers of which, 7.88 square kilometers (69%) would be reclaimed and a 1.75 square kilometers pond would be formed in the Tailings Storage Facility on closure.

The Morrison Copper/Gold Project is located within 30 kilometers of two former producing mines with histories of safe operation, the Bell and the Granisle located on Newman Peninsula extending into Babine Lake.  The Bell mine operated from 1972 to 1992, except for the period 1982 to 1984, and closed in 1992.  The Granisle mine operated from 1966 to 1982.

A Google image of the location of the historical mines on Babine Lake is available at the following link:  http://www.pacificbooker.com/pdf/Historical%20Mines%20on%20Babine%20Lake.pdf.  Please copy and paste this link in your internet browser if you experience any difficulties with it.

Upon closure, both mines were put in care and maintenance performed by Xstrata Copper Canada.  Water management and monitoring is ongoing at the mine sites to ensure that water quality in Babine Lake remains protected.  Both mines are in compliance with Permits issued by the BC Ministry of Environment.

Exploration activities have commenced at the Bell and Granisle mines with scoping studies into the potential development of the former mines.

Sockeye salmon returns to Babine Lake as counted at the Babine River fence is an average of approximately 1.3 million per year.  The returns to Morrison River/Lake are approximately 13,000 per year.  Approximately 50% of those sockeye salmon continue to and spawn in the lower and upper portion of Tahlo Creek.  Tahlo Creek is at the northern end of Morrison Lake.  Approximately 6,500 sockeye remain to spawn in Morrison River/Lake.  It should be noted that, as per the Babine River fence count, the sockeye salmon returns to Babine Lake increased during the operation of the two former mines.

The count of sockeye salmon returning to the Morrison River/Lake and to the Babine River fence, operated by the Department of Fisheries since 1946, is available at the following link:  http://www.pacificbooker.com/pdf/Returns%20to%20Babine%20Lake%20and%20River.pdf.  Please copy and paste this link in your internet browser if you experience any difficulties with it.

A Fish Habitat Compensation Plan was developed, by a qualified Fisheries Biologist with input from the Department from Fisheries, Ministry of Environment and First Nations, to compensate for an estimated 1,850 square meters of lost fish habitat in several ephemeral (intermittent) tributary streams and ponds on the east side of Morrison Lake.  This includes 9 square meters of spawning habitat for lake trout and Coho salmon.

The Company’s Environmental Assessment concluded that the changes in predicted Morrison Lake metal concentrations due to the project, using upper bound loadings, are below BC Water Quality Guidelines and nominally above baseline and the risk of a significant adverse effect is, therefore, negligible and that the design is protective of the aquatic environment.  The BC Environmental Assessment Office’s Environmental Assessment Report also concluded that the Morrison Copper/Gold Project does not have the potential for significant adverse effects.  This was also supported by a BC Environmental Assessment Office’s commissioned independent 3rd Party review.

If you would like to be added to our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“Erik Tornquist”

Erik Tornquist, Director

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml